SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON DC 20549


                                  FORM 6-K

                          Report of Foreign Issuer

                    Pursuant to rule 13a-16 or 15d-16 of
                    the Securities Exchange Act of 1934


                              File No. 0-17140

                        For the month of February, 2007

                                Tomkins plc

              (Translation of registrant's name into English)

                 East Putney House, 84 Upper Richmond Road,
                      London SW15 2ST, United Kingdom
                  (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

                    Form 20-F...X..... Form 40-F........

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                           Yes....... No...X....


Exhibit Index

Exhibit No.

1.  Safe Harbour Statement

2.  2006 Preliminary results announcement



Exhibit 1

This document may contain "forward-looking statements" within the meaning of
Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934 (the "Exchange Act"). When used in this document, the words "anticipate", "believe", "estimate", "assume", "could", "should", "expect" and similar expressions, as they relate to Tomkins or its management, are intended to identify such forward-looking statements. Such statements are based on management's good faith assumptions, anticipations, expectations and forecasts concerning Tomkins' future business plans, products, services, financial results, performance and future events and on information relevant to our businesses, industries and operating environments. Such forward-looking statements are subject to certain risks and uncertainties that could cause the actual results, performance or achievements of Tomkins to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. Such risks and uncertainties, include, among others, adverse changes or uncertainties in general economic conditions in the markets we serve, changes in laws or regulatory developments adverse to us (including environmental-related laws or regulations), difficulties we may face in maintaining necessary licenses or other governmental approvals, changes in the competitive position or introduction of new competitors or new competitive products, reduced demand for our products, loss of key customers or lack of acceptance of new products or services by Tomkins' targeted customers, difficulties in controlling our costs in correlation with the prices charged to our customers, increases in the cost of raw materials, difficulties in obtaining sufficient levels of supplies or equipment in a timely or cost-effective manner, loss of key distributors, product liability claims, inability to preserve proprietary interests in intellectual property, changes in business strategy, any management level or large-scale employee turnover, any major disruption in production at our key facilities, difficulties in raising sufficient capital on favourable terms, adverse changes in foreign exchange rates, embargoes, acts of terrorism or war, and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. For more discussion of the risks affecting us, please refer to Item 3.D. in our latest Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission.

These forward-looking statements represent our view only as of the date they are made, and we disclaim any obligation to update forward-looking statements contained herein, except as may be otherwise required by law.

Exhibit 2

2006 Preliminary results announcement

1. HEADLINE FINANCIALS

o Sales from continuing operations increased 6.0 per cent to GBP3,124.6 million (2005: GBP2,948.4 million)

o    Adjusted  profit from continuing  operations*  was GBP295.9  million (2005:
     GBP297.9 million)

o Adjusted profit from total operations was GBP298.0 million (2005: GBP308.7 million)

o    Operating margin, based on adjusted profit from continuing operations, was
     9.5 per cent (2005: 10.1 per cent)

o    Profit before tax was GBP244.8 million (2005: GBP263.0 million)

o Disposal of non-core businesses: Lasco Fittings sold; Wiper Systems progressing

o Diluted earnings per share from continuing operations were 22.99 pence (2005: 24.16 pence)

o Final dividend of 8.57 pence, resulting in full year dividend of 13.89 pence (2005: 13.23 pence) up by 5.0 per cent

o Operating cash flow** from total operations was higher at GBP219.0 million (2005: GBP217.0 million)

o Period-end net debt, excluding the outstanding preference shares, was GBP403.0 million (2005: GBP334.5 million)

* Adjusted profit from operations excludes restructuring initiatives and the amortisation of intangible assets arising on acquisition. Wiper Systems is now classified as a discontinued operation.

** Operating cash flow is cash generated from operations less net capital expenditure.

David Newlands, Chairman, commented:
"During the second half of 2006, management were faced with a significant deterioration in two of our major markets and took prompt action to mitigate the impact of this on the results of the Group.

The overall outlook for our markets in 2007 is difficult particularly when compared to the first half of 2006. This, together with the weaker US dollar is expected to impact the comparison with prior year for the Group. Our management team is focused on managing the business through the current slowdown and delivering long-term value to shareholders. The decision by the board to increase the final dividend by 5 per cent to 8.57 pence per share reflects its confidence in the Company's continued progress through the cycle."

James Nicol, Chief Executive Officer, commented:
"The progress made in the first half of the year was followed in the late summer by a sharp slowdown in the US residential housing market and significant reduction in demand from automotive original equipment customers in North America. These factors had an adverse impact on our financial results. We continue to build a stronger manufacturing base and increase our presence in new markets and developing regions, through organic development and bolt-on acquisitions, to position the business for renewed growth on recovery of end-markets."

Outlook
The timing of recovery in trading conditions in some of our North American end-markets is uncertain. When compared to the early quarters of last year, lower levels of demand from our customers together with the translation effect of the weaker US dollar are likely to impact on reported performance of the Group. Actions we are taking to further tighten control over costs will help to offset the profit impact of weaker markets and during this period we will continue to focus on cash generation through a reduction in levels of capital expenditures and working capital.

Investors:
Ken Lever / Gareth Harries
Tomkins Corporate Communications
Tel +44 (0) 20 8871 4544
ir@tomkins.co.uk

Media:
Rollo Head/ Robin Walker
Finsbury
Tel +44 (0) 20 7251 3801
rollo.head@finsbury.com

The video webcast and presentation slides for this results announcement can be downloaded from the Tomkins corporate website on http://www.tomkins.co.uk




2. SUMMARY GROUP PERFORMANCE


Sales from continuing operations for the year increased by 6.0 per cent to GBP3,124.6 million (2005: GBP2,948.4 million) and adjusted profit from continuing operations, which excludes restructuring initiatives and the amortisation of intangible assets arising on acquisition, was GBP295.9 million (2005: GBP297.9 million). The operating profit margin based on adjusted profit from continuing operations was 9.5 per cent for the year (2005: 10.1 per cent).

Operating cash flow from total operations in 2006 was higher at GBP219.0 million (2005: GBP217.0 million), despite the lower cash inflow from profit from operations. The net funds movement taking into account expenditure on acquisitions was an outflow of GBP67.9 million (2005: outflow GBP97.2 million) and benefited from a positive foreign currency movement of GBP41.6 million. Overall, net debt, excluding the remaining preference shares, amounted to GBP403.0 million (2005: GBP334.5 million).

For the continuing operations, the results reflect the difficult trading conditions in the US residential housing market and the lower demand from automotive original equipment customers. Raw material and energy cost increases also presented further challenges for the Group. During this period we have taken action to offset the short term impact on profit and cash flow.

Net restructuring initiatives for 2006 were an expense of GBP9.9 million (2005: gain of GBP4.3 million) and related to restructuring projects undertaken to reduce the cost base of existing operations at Stackpole, Fluid Power and Air Systems Components, which should result in future operational savings. In 2007, restructuring costs are likely to be in the order of GBP10 million.

The Board has recommended a final dividend of 8.57 pence per ordinary share, which, together with the interim dividend of 5.32 pence per ordinary share paid on 8 November 2006, brings the total dividend for the year to 13.89 pence per ordinary share, an increase of 5.0 per cent. The final dividend, if approved at the Annual General Meeting, will be paid on 27 June 2007 to shareholders on the register at the close of business on 25 May 2007. The recommendation by the Board reflects its confidence in the Group's future progress and the emphasis on good cash flow generation in the businesses, which supports the Group's progressive dividend policy.

3. STRATEGY

We continue to focus on the three core elements of our strategy for growth and value creation. We will drive organic growth through new product introductions and operational excellence. We will expand our operations in new and developing markets and we will continue to identify bolt-on acquisition opportunities. In the business overview that follows you will see examples of each of these strategic initiatives.

Organic development

New Products & Customers

The ability to innovate with new products and enhanced processes drives the future of the business. There have been a number of successful product developments through the year and while individually none of these represent significant new sales to the Group, incrementally they are important in achieving top line growth.

In Power Transmission, the new Micro-V(R) XF belt for the automotive aftermarket is a quieter multi-ribbed belt and has been well received by customers, driving growth in Europe and taking market share. The CabRunner(TM)Integrated power system reduces fuel use and emissions by eliminating the need for truck engine idling and some initial contract awards are in place for 2007.

In the Industrial Power Transmission market there are ongoing opportunities to convert roller chain drives to Gates Poly Chain(R) with significant cost savings for the customer. During the year Gates installed Poly Chain(R) drives at a number of large industrial contractors in North America.

At Stackpole, the product launches for variable valve technology oil pumps and carrier systems for the new six-speed transmission programmes continue to be on track and new business development has progressed well, with Stackpole being awarded an important first contract for variable vane oil pumps in Europe in co-operation with Gates. Stackpole has also started a development programme with a Korean OEM, as part of its strategy to grow outside its existing market place and with new customers.

Fluid Power made continued progress in 2006, helped by its Quick-lok(R)family of products that have attracted customer interest due to the leak-preventing technology and consequent warranty cost reductions for customers. New awards worth around GBP8 million ($15 million) are to be launched in 2007 in both North America and Europe.

At Schrader Electronics, the development of the latest "snap-in" valve sensor and Wireless Auto Location technology has secured the award of around GBP90 million of new business with a major OEM in Europe and North America. Schrader's RTPMS technology will be fitted to 100% of the customer's vehicles for model years 2009 to 2011 inclusive. Additional opportunities exist in the area of fuel level sensors that has attracted interest from customers with several demonstration vehicle tests underway.

Lasco Bathware saw strong sales of its new FreedomLine range of assisted care products that are targeted at the ageing population in the US by providing barrier-free bathing products. Despite the weak residential market place, sales of FreedomLine achieved double-digit growth as a new range of shower products was introduced to meet growing demand.

Operational excellence

During the year, the Group has continued to improve the quality of our manufacturing base through investment in new plant and equipment, the closure and restructuring of certain older facilities and a focus on manufacturing excellence in all areas. Power Transmission opened a new 56,000 square foot facility at Suzhou, in China, and a new facility in Chennai, in India. On the Industrial & Automotive side of the business the number of facilities based in low cost regions now represents around a third of the total facilities, and this has given the business a better cost base and a stronger position in high growth regions with local customers.

A number of restructuring projects were initiated during the year and in 2007 the businesses should see the benefit from this in terms of improved operating efficiency. At Stackpole, the Pump Components facility in Ancaster has been closed with production transferred to a newer facility in Ontario. In Fluid Power, its St Neots facility has seen the initial transfer of hydraulic operations to the facility at Karvina, in the Czech Republic, and the process is expected to be completed in 2007. In Wiper Systems, the restructuring of the Pontypool facility, in Wales was completed during the year with production moved to the facilities in China and Mexico.

Across the Group, the principles of lean manufacturing are a unifying theme, with an ongoing focus on driving out waste through better utilization of materials, floor space and by improving processes. During 2006, the Group achieved lean savings in excess of GBP20 million and was able to free up around 66,000 square feet of floor space. At Gates, the launch of a new order management system known as CoLinx will assist in rationalising the distribution network with substantial long-term savings.

The ability to procure lower cost materials and to re-source materials used in our products is a key focus, particularly with the difficult price environment for raw materials that has existed for the past few years. We have established functions in both China and India to source low cost materials for businesses across the Group. During the year ongoing initiatives included a project at Fluid Power to source machined components and adaptors from Asia that resulted in savings of around GBP1.5 million ($2.8 million) in 2006.

Geographic expansion

In order to achieve top-line growth in the business, Tomkins is targeting higher growth regions outside its traditional North American market, where it already enjoys strong market positions.

In China, the Power Transmission business saw sales grow strongly due to new business awards with automotive customers such as Chery and Brilliance and also in Korea with Hyundai, a company that has sizeable global growth targets, and which became our biggest customer in the region during the year. On the Industrial Power Transmission side, the strong economic progress in China resulted in increased opportunities to supply belts for white goods and for electrical products such as printers and photocopiers.

In India, the Fluid Power business enjoyed strong sales growth in line with the market and in Power Transmission construction started on a new facility in Chennai where there is significant quotation activity with local customers.

Sales in Asia of Power Transmission and Fluid Power products now represent approximately 17 per cent of total sales.

In Eastern Europe, Power Transmission saw good progress with its automotive aftermarket business and opened a sales office in Russia during the year to assist with future expansion plans. In Fluid Power, capacity was increased at the Karvina plant, in the Czech Republic, to address growing demand for hydraulic equipment in this region.

Value-adding acquisitions

During the year we continued with our strategy of acquiring value-adding businesses with the addition of five bolt-on businesses, including an investment in a partnership in China. Total annualised sales of acquired businesses amounted to around GBP135 million ($250 million).

In Building Products, the acquisition of Selkirk, in March 2006, added chimney venting and home hearth products to the existing product range, as well as, a well-established market presence in the Canadian market. The addition of Heat-Fab and Eastern Sheet Metal, in October 2006, added further product lines in the areas of venting systems and commercial HVAC, respectively.

In Industrial & Automotive, the investment in Winhere, a Chinese manufacturer of automotive water pumps, has given Gates access to supply the large North American water pump market through a low cost producer and this has already resulted in new awards. The acquisition of Fleximak, a distributor and fabricator of flexible fluid transfer products, has provided Gates with an established infrastructure in the Middle East with which to accelerate its market penetration of Fluid Power and Power Transmission products.

Disposal of non-core businesses

We announced on 13 February 2007 the disposal of Lasco Fittings as this business was considered non-core. The future development of the Group is focused on those businesses that create economic value and can sustain a long-term competitive advantage through market or technology leadership.

To this end the Wiper Systems business is classified as a discontinued operation as it is identified as non-core to the Group's future operations. Actions to restructure the business have established a world-class manufacturing base and a low cost operation. However, the continued price pressures in the OEM market and the impact of raw material cost increases have resulted in continued disappointing financial performance and an active process has been started that we believe will result in the disposal of the business during 2007.

In total we have currently identified businesses with revenue of the order of GBP500 million that are considered as non-core which we will seek to exit.

4. OUR MARKETS

The residential new build market in North America weakened during the first half of the year from the record level seen in 2005, then experienced a sharp and sudden decline in the latter half of August and September. Demand has since remained depressed with excess housing inventory levels in the supply chain. For 2007, the National Association of House Builders has forecast that housing starts will be 13.8 per cent lower than 2006.

The demand from automotive original equipment customers in North America, which relates to around 9 per cent of the Group's total revenues, was weaker than anticipated through most of 2006 as the Detroit Three manufacturers (General Motors, Ford and DaimlerChrysler) continued to lose market share to the Asian manufacturers. In 2007, the total production level in the US is forecast to be around 15.4 million by CSM Autobase, however, the Detroit Three are likely to continue to lose market share as evidenced by the significant production cuts they have announced for the first quarter of 2007.

The automotive aftermarket remained steady in the US for the year overall despite some monthly fluctuations caused by a combination of weather, oil prices and customer consolidation and de-stocking. In Europe and in Asia our aftermarket business grew in the developing regions. We expect trends to be similar in these markets in 2007.

The industrial original equipment market showed reasonable growth in North America in 2006. Forecasts indicate this market may slow in the US in 2007, but remain robust in other regions.

The industrial aftermarket showed good growth in North America in 2006. This market tends to follow the original equipment market fairly closely and may experience a gradual slowdown in 2007.

The non-residential construction market experienced solid growth in 2006 and within the commercial segment the hotels and offices sector showed good growth. External forecasts from Dodge indicate continued growth in 2007 at a slightly reduced level compared to 2006.

The other markets that the Group operates in include recreational vehicles and manufactured housing.



Table of 2006 Group sales* by end-market


------------------------------------------ -----------------------------------------------------------------

               End-Market                                         % of Group sales*
------------------------------------------ -----------------------------------------------------------------
------------------------------------------ --------------------- --------------------- ---------------------

                                              North America         Rest of World             Global
------------------------------------------ --------------------- --------------------- ---------------------
------------------------------------------ --------------------- --------------------- ---------------------

Automotive Original Equipment                     9.2%                  8.1%                 17.3%

    - Detroit Three                               6.4%                  2.9%                  9.3%
8
    - Other                                       2.8%                  5.2%                  8.0%
------------------------------------------ --------------------- --------------------- ---------------------
------------------------------------------ --------------------- --------------------- ---------------------

Automotive Aftermarket                           10.6%                  8.0%                 18.6%
------------------------------------------ --------------------- --------------------- ---------------------
------------------------------------------ --------------------- --------------------- ---------------------

Industrial Original Equipment                    14.8%                  3.9%                 18.7%
------------------------------------------ --------------------- --------------------- ---------------------
------------------------------------------ --------------------- --------------------- ---------------------

Industrial Aftermarket                            7.6%                  4.4%                 12.0%
------------------------------------------ --------------------- --------------------- ---------------------
------------------------------------------ --------------------- --------------------- ---------------------

Residential Construction                         12.5%                  -                    12.5%
------------------------------------------ --------------------- --------------------- ---------------------
------------------------------------------ --------------------- --------------------- ---------------------

Non-Residential Construction                     15.1%                  0.6%                 15.7%
------------------------------------------ --------------------- --------------------- ---------------------
------------------------------------------ --------------------- --------------------- ---------------------

Other                                             5.2%                  -                     5.2%
------------------------------------------ --------------------- --------------------- ---------------------
------------------------------------------ --------------------- --------------------- ---------------------

TOTAL                                            75.0%                 25.0%                100.0%
------------------------------------------ --------------------- --------------------- ---------------------

* From continuing operations

5. OPERATING AND FINANCIAL REVIEW

The results for the year reflect the difficult trading conditions in the US residential housing market and the lower demand from automotive original equipment customers in North America. During the late summer months certain adverse trends became apparent in these end-markets and continued through the balance of 2006. Management took action in response to the slowdown to eliminate discretionary costs and headcount and to defer capital expenditure, which helped to mitigate the short-term impact on profit and cash flow.

Raw material and energy price increases presented a further challenge for the Group. The price of certain base metals more than doubled during the year which had a particular impact on the Wipers and Fluid Systems businesses. We continue to obtain selling price increases that allow us to pass on higher costs to the customer and there are also ongoing procurement activities to re-source certain materials from lower cost sources or to find suitable substitute raw materials.

Industrial & Automotive


----------------------------------------------------- ---------------------------------- ----------------------------------
Continuing Operations                                    Fourth quarter (Unaudited)                    Year
----------------------------------------------------- ---------------------------------- ----------------------------------
----------------------------------------------------- ---------------- ----------------- ---------------- -----------------
                                                           2006              2005              2006             2005
                                                         GBP million        GBP million         GBP million        GBP million
----------------------------------------------------- ---------------- ----------------- ---------------- -----------------
----------------------------------------------------- ---------------- ----------------- ---------------- -----------------

Sales:
 Power Transmission                                          240.7            240.2           1,009.6            969.9
----------------------------------------------------- ---------------- ----------------- ---------------- -----------------
----------------------------------------------------- ---------------- ----------------- ---------------- -----------------
 Fluid Power                                                  86.4             86.4             383.8            358.0
----------------------------------------------------- ---------------- ----------------- ---------------- -----------------
----------------------------------------------------- ---------------- ----------------- ---------------- -----------------
 Fluid Systems                                                62.9             57.1             234.8            230.3
----------------------------------------------------- ---------------- ----------------- ---------------- -----------------
----------------------------------------------------- ---------------- ----------------- ---------------- -----------------
 Other Industrial & Automotive(1)                            110.4            141.4             535.4            506.4
----------------------------------------------------- ---------------- ----------------- ---------------- -----------------
----------------------------------------------------- ---------------- ----------------- ---------------- -----------------
Total sales                                                  500.4            525.1           2,163.6          2,064.6
----------------------------------------------------- ---------------- ----------------- ---------------- -----------------
----------------------------------------------------- ---------------- ----------------- ---------------- -----------------
Adjusted profit from continuing operations(2)                 49.9             62.9             240.8            244.6
----------------------------------------------------- ---------------- ----------------- ---------------- -----------------
----------------------------------------------------- ---------------- ----------------- ---------------- -----------------
Operating margin(2)                                           10.0%            12.0%             11.1%            11.8%
----------------------------------------------------- ---------------- ----------------- ---------------- -----------------
----------------------------------------------------- ---------------- ----------------- ---------------- -----------------
EBITDA margin(2)                                              14.6%            16.3%             15.3%            16.0%
----------------------------------------------------- ---------------- ----------------- ---------------- -----------------
----------------------------------------------------- ---------------- ----------------- ---------------- -----------------
Average net operating assets (3)                                                                841.7            783.4
----------------------------------------------------- ---------------- ----------------- ---------------- -----------------
----------------------------------------------------- ---------------- ----------------- ---------------- -----------------
Return on average net operating assets(2) (3)                                                    28.6%            31.2%
----------------------------------------------------- ---------------- ----------------- ---------------- -----------------
----------------------------------------------------- ---------------- ----------------- ---------------- -----------------
Return on average invested capital(3) (4)                                                        12.2%            11.7%
----------------------------------------------------- ---------------- ----------------- ---------------- -----------------
----------------------------------------------------- ---------------- ----------------- ---------------- -----------------
Capital expenditure                                                                              96.0            112.9
----------------------------------------------------- ---------------- ----------------- ---------------- -----------------
----------------------------------------------------- ---------------- ----------------- ---------------- -----------------
Depreciation                                                                                     90.5             85.3
----------------------------------------------------- ---------------- ----------------- ---------------- -----------------
----------------------------------------------------- ---------------- ----------------- ---------------- -----------------
Average Employees (number)                                                                     20,776           20,835
----------------------------------------------------- ---------------- ----------------- ---------------- -----------------



(1) Includes Dexter Axle, Dearborn Mid-West, Plews and Ideal

(2) Before restructuring initiatives and amortisation of intangible assets arising on acquisition

(3) Annualised

(4) Return on invested capital is calculated for continuing operations before restructuring initiatives and amortisation of intangible assets arising on acquisition


Power Transmission

Sales and margins in Power Transmission were ahead in the year, driven by good performances in Europe, Asia and South America with successful product introductions and geographic expansion. North America experienced weak sales into the automotive original equipment market due to the severe cutbacks at the Detroit Three OEM's.

Stackpole's performance was affected by the lower North American original equipment volumes and by higher raw material costs from the sharp increases in certain base metals. The closure of the Pump Components facility in Ancaster was completed during the year with the transfer of production into the new Powdered Metal facility in Ontario.

Fluid Power

Fluid Power saw higher sales driven by strength in the European industrial markets and the full year contribution from the EMB business acquired in July 2005. There was good progress in India and South East Asia, with double-digit growth led by new awards and expansion into new industry segments. In North America, sales of hydraulic original equipment softened during the second half of the year with the major construction OEM's slowing their order rate. The restructuring of the St Neots facility, in the UK, that started in the second quarter of 2006 is progressing well.



Fluid Systems

The Fluid Systems businesses experienced a combination of weaker automotive original equipment volumes in North America due to lower customer demand, the delay in the TREAD Act and rising raw material prices.

At Schrader Electronics, the significant ramp-up in production that started in September 2006 has continued successfully during the final quarter of the year, with production volumes now double the level seen at the start of the year. The business won a key new vehicle award during the year for supply of its latest "snap-in" technology starting in 2009 and 2010 and also won its first award of a remote tyre pressure monitoring system motorcycle contract with BMW.

Other Industrial & Automotive

In Other Industrial & Automotive, the Dexter Axle business experienced a difficult market environment with pricing pressure from other competitors and some offshore competition from Asian businesses. In 2005, Dexter had benefited from additional volume associated with the US Federal Emergency Management Agency demand following the hurricanes in the US, which did not recur in 2006.

Dearborn Mid-West saw increased sales in the year, with good volumes from its higher margin bulk handling business. The mix of work changed as awards on the automotive side of the business were impacted by the difficulties at the Detroit Three.

Plews showed an improved performance during the year, benefiting from some product initiatives that were implemented in 2005. Ideal continued to look to expand its business in high growth regions with the opening of a new facility at Suzhou, in China. Both businesses were impacted by the sharp increases in the price of certain base metals, particularly nickel.

Building Products



----------------------------------------------------- ---------------------------------- ----------------------------------
Continuing Operations                                    Fourth quarter (Unaudited)                    Year
----------------------------------------------------- ---------------------------------- ----------------------------------
----------------------------------------------------- ---------------- ----------------- ---------------- -----------------
                                                           2006              2005              2006             2005
                                                         GBP million        GBP million      GBP million      GBP million
----------------------------------------------------- ---------------- ----------------- ---------------- -----------------
----------------------------------------------------- ---------------- ----------------- ---------------- -----------------

Sales:
 Air Systems Components                                      138.7             128.4           583.9             485.4
----------------------------------------------------- ---------------- ----------------- ---------------- -----------------
----------------------------------------------------- ---------------- ----------------- ---------------- -----------------
 Other Building Products(1)                                   72.8             102.1           377.1             398.4
----------------------------------------------------- ---------------- ----------------- ---------------- -----------------
----------------------------------------------------- ---------------- ----------------- ---------------- -----------------
Total sales                                                  211.5             230.5           961.0             883.8
----------------------------------------------------- ---------------- ----------------- ---------------- -----------------
----------------------------------------------------- ---------------- ----------------- ---------------- -----------------
Adjusted profit from continuing operations(2)                 17.3              16.6            83.8              78.6
----------------------------------------------------- ---------------- ----------------- ---------------- -----------------
----------------------------------------------------- ---------------- ----------------- ---------------- -----------------
Operating margin(2)                                            8.2%              7.2%            8.7%              8.9%
----------------------------------------------------- ---------------- ----------------- ---------------- -----------------
----------------------------------------------------- ---------------- ----------------- ---------------- -----------------
EBITDA margin(2)                                              11.3%              9.7%           11.3%             11.6%
----------------------------------------------------- ---------------- ----------------- ---------------- -----------------
----------------------------------------------------- ---------------- ----------------- ---------------- -----------------
Average net operating assets(3)                                                                207.8             176.5
----------------------------------------------------- ---------------- ----------------- ---------------- -----------------
----------------------------------------------------- ---------------- ----------------- ---------------- -----------------
Return on average net operating assets(2) (3)                                                   40.3%             44.5%
----------------------------------------------------- ---------------- ----------------- ---------------- -----------------
----------------------------------------------------- ---------------- ----------------- ---------------- -----------------
Return on average invested capital(3) (4)                                                       13.3%             13.1%
----------------------------------------------------- ---------------- ----------------- ---------------- -----------------
----------------------------------------------------- ---------------- ----------------- ---------------- -----------------
Capital expenditure                                                                             25.1              23.8
----------------------------------------------------- ---------------- ----------------- ---------------- -----------------
----------------------------------------------------- ---------------- ----------------- ---------------- -----------------
Depreciation                                                                                    24.9              23.5
----------------------------------------------------- ---------------- ----------------- ---------------- -----------------
----------------------------------------------------- ---------------- ----------------- ---------------- -----------------
Average Employees (number)                                                                     13,247           11,750
----------------------------------------------------- ---------------- ----------------- ---------------- -----------------

(1) Includes Lasco Bathware, Lasco Fittings and Philips

(2) Before restructuring initiatives and amortisation of intangible assets arising on acquisition

(3) Annualised

(4) Return on invested capital is calculated for total operations before restructuring initiatives and amortisation of intangible assets arising on acquisition


The improved performance relates to the healthy non-residential construction market and the good contribution from acquisitions made in the year, although much of the progress was offset by the significant weakness in the residential construction market during the second half of 2006.

Air Systems Components

Sales and profit were ahead due to a healthy non-residential construction market, higher pricing levels on certain products and good contributions from acquisitions. The order book and backlog remains at a healthy level for the non-residential market. The performance of the Hart & Cooley business was adversely impacted by the weakness in the residential market.

Other Building Products

In Other Building Products, both Lasco Bathware and Philips Doors and Windows experienced weaker sales during 2006, due to the slowdown in the residential construction market. Lasco Fittings saw a year-on-year improvement in its performance driven by a favourable product mix, with good sales in its core irrigation market.

Foreign Exchange

Approximately 65 per cent of the Group's revenues arise in the US. Financial information has been translated at an average rate of GBP1=$1.83 for the year (GBP1=$1.82 in 2005). The year end rate for 30 December 2006 was GBP1=$1.96 (year ended 31 December 2005 GBP1=$1.72). The table below gives the actual year-to-date exchange rates used in each quarter of 2006 and 2005. On average a ten per cent movement in the sterling to dollar exchange rate impacts the operating profit of the Group by around eight per cent. For 2007, Tomkins internal forecasts are based on a plan exchange rate of GBP1=$1.90.



---------------------- ------------------- -------------------- ------------------- ------------------- --------------------
Actual YTD rates       Q1                    Q2                     Q3                   Q4                    Full Year
---------------------- ------------------- -------------------- ------------------- ------------------- --------------------
---------------------- ------------------- -------------------- ------------------- ------------------- --------------------

2006                   GBP1=$1.75            GBP1=$1.79             GBP1=$1.82            GBP1=$1.83            GBP1=$1.83
---------------------- ------------------- -------------------- ------------------- ------------------- --------------------
---------------------- ------------------- -------------------- ------------------- ------------------- --------------------
2005                   GBP1=$1.90            GBP1=$1.87             GBP1=$1.84            GBP1=$1.82            GBP1=$1.82
---------------------- ------------------- -------------------- ------------------- ------------------- --------------------


Restructuring initiatives

Net restructuring initiatives for 2006 were an expense of GBP9.9 million (2005: gain of GBP4.3 million). Restructuring costs were GBP13.0 million (2005: GBP4.2 million) and primarily relate to the closure of the PCD facility in Stackpole, the rationalisation of production facilities at Air Systems Components, the earlier than planned restructuring of Fluid Power's St. Neots facility and the movement of production to Eastern Europe, made possible by the acquisition of EMB in 2005. Restructuring costs of GBP6.5 million relating to the transfer of the manufacturing capability from the Wiper Systems facility in Pontypool to more cost competitive locations are included in discontinued operations.

The disposal of businesses and properties as part of restructuring initiatives resulted in a gain of GBP3.1 million during 2006 (2005: GBP8.5 million).

Interest payable, investment income and finance income

For continuing  operations for 2006, interest payable was GBP77.8 million (2005:
GBP78.4 million), investment income was GBP40.0 million (2005: GBP35.2 million) and other finance expense was GBP0.7 million (2005: GBP4.2 million income). Interest payable includes the finance cost related to the post-employment benefits liability of GBP39.7 million (2005: GBP40.5 million), of which GBP36.9 million (2005: GBP37.5 million) relates to continuing operations and investment income includes the expected return on post-employment benefit plan assets of GBP36.1 million (2005: GBP34.6 million), of which GBP33.3 million (2005: GBP31.4 million) relates to continuing operations. Fair value losses arising on derivative hedging instruments of GBP0.7 million (2005: gains of GBP4.2 million) have been recognised under other finance income in accordance with IAS32 and IAS39.

Taxation

The tax charge attributable to continuing operations of GBP35.8 million for 2006 (2005: GBP58.6 million) represents an effective tax rate of 14.6 per cent (2005:
22.3 per cent) applied to profit before tax from continuing operations of GBP244.8 million.

During the year there was a release of provisions for uncertain tax positions of GBP50.6 million. This followed the successful resolution of outstanding tax issues in the US, the change in certain tax laws and the change of views on the likely outcome of challenges by the various tax authorities. In addition during the year there were other non-recurring tax charges of GBP7.2 million included in arriving at the overall charge for the Group. Prior to these adjustments the total tax charge for 2006 would have been GBP79.2 million representing an effective tax rate of 32.3 per cent applied to profit before tax from continuing operations. The effective tax rate for 2007 is expected to be around 32 per cent.

Pensions

Pension costs charged to profit from operations in 2006 for defined benefit plans were GBP7.4 million (2005: GBP4.2 million) for continuing operations and GBP0.4 million (2005: GBP0.3 million) for discontinued operations. The pension cash contributions to defined benefit pension plans were GBP33.3 million (2005:
GBP44.5 million). In 2007, the cash contributions to defined benefit schemes are expected to be at a similar level to 2006.

Discontinued operations

The loss for the year from discontinued operations in 2006 was GBP11.7 million (2005: GBP3.2 million). Discontinued operations comprise Trico, the Group's Wiper Systems business, and small profits or losses arising on the disposal of the Group's former businesses.

Earnings per share

Basic earnings per share from continuing operations were 23.58 pence for 2006 (2005: 25.33 pence). Fully diluted earnings per share from continuing operations were 22.99 pence, compared with 24.16 pence in 2005. During 2006, 7,837,636 convertible preference shares were converted into 76,573,697 ordinary shares in the Company.

Dividends

The  dividends  to holders of ordinary  shares for 2006 were 13.89 pence  (2005:
13.23 pence), an increase of 5.0 per cent. The dividend earnings cover was 1.6 times and cash cover was 0.9 times. Cash cover is based on cash flow after interest, tax and preference dividends compared to ordinary dividends paid.

The dividends to our preference share holders are dollar denominated and in 2006, the sterling equivalent was GBP5.4 million (2005: GBP16.3 million).

Capital expenditure

Net capital expenditure was GBP112.5 million (2005: GBP119.5 million), representing 0.9 times depreciation (2005: 1.0 times). Gross capital expenditure was GBP126.6 million (2005: GBP143.3 million) and proceeds from asset disposals amounted to GBP14.1 million (2005: GBP23.8 million).

Working capital

Operating working capital, net of provisions, was GBP521.7 million, including GBP63.0 million relating to assets held for sale (2005: GBP513.8 million). The average working capital as a percentage of moving annual total sales for 2006 was 15.9 per cent compared to 14.8 per cent in 2005.

Cash flow

Operating cash flow in 2006 was higher at GBP219.0 million (2005: GBP217.0 million), despite the lower cash inflow from profit from operations. Net expenditure on acquisitions and disposals in the year was GBP104.5 million and primarily relates to the purchase of Selkirk Inc. Ordinary dividend payments were higher at GBP115.3 million due to the increase in the number of ordinary shares, following the conversion of preference shares, and the increase in the dividend. The net funds movement benefited from a positive foreign currency movement of GBP41.6 million due to the weakening of the US dollar and the fair value adjustment to the Group's outstanding bonds. Overall, net debt, excluding the remaining preference shares, amounted to GBP403.0 million.


The table below shows the net debt movement for the year:


----------------------------------------------------------------------------------- ------------------ ------------------
                                                                                           2006              2005
                                                                                        GBP million          GBP million
----------------------------------------------------------------------------------- ------------------ ------------------
----------------------------------------------------------------------------------- ------------------ ------------------

Opening debt (excluding preference shares)                                                  (334.5)           (264.7)
----------------------------------------------------------------------------------- ------------------ ------------------

Cash generated from operations                                                               331.5             336.5
Capital expenditure (net)                                                                   (112.5)           (119.5)
----------------------------------------------------------------------------------- ------------------ ------------------
----------------------------------------------------------------------------------- ------------------ ------------------
Operating cash flow                                                                          219.0              217.0
 Tax                                                                                         (77.7)             (70.5)
Interest and preference dividends                                                            (36.3)             (37.1)
Other movements                                                                               (4.8)              (6.0)
----------------------------------------------------------------------------------- ------------------ ------------------
----------------------------------------------------------------------------------- ------------------ ------------------
Free cash flow to equity shareholders                                                        100.2              103.4
Ordinary dividends                                                                          (115.3)             (99.4)
----------------------------------------------------------------------------------- ------------------ ------------------
----------------------------------------------------------------------------------- ------------------ ------------------
Cash flow after interest, tax and dividends                                                  (15.1)               4.0
Acquisitions and disposals                                                                  (104.5)             (74.0)
Ordinary share movements                                                                      10.1                0.9
Foreign currency movements                                                                    41.6              (28.1)
----------------------------------------------------------------------------------- ------------------ ------------------
----------------------------------------------------------------------------------- ------------------ ------------------
Net funds movement                                                                           (67.9)             (97.2)
Non-cash movements                                                                            (0.6)               3.4
----------------------------------------------------------------------------------- ------------------ ------------------
Closing debt (excluding preference shares)                                                  (403.0)            (334.5)
----------------------------------------------------------------------------------- ------------------ ------------------


A reconciliation of the table above to the consolidated cash flow statement is included on page 34.




Breakdown of underlying, acquisition and currency growth from 2005 to 2006 (unaudited)

----------------------------- ------------ ------------ ------------- ------------ ---------------- -------------- -------------
Continuing operations                       Exchange     Disposals     Like for     Acquisitions     Underlying        2006
                                 2005      rate effect                like basis                       change
GBP million                 GBP million   GBP million    GBP million  GBP million   GBP million      GBP million     GBP million
----------------------------- ------------ ------------ ------------- ------------ ---------------- -------------- -------------
----------------------------- ------------ ------------ ------------- ------------ ---------------- -------------- -------------

Group
----------------------------- ------------ ------------ ------------- ------------ ---------------- -------------- -------------

Revenue                        2,948.4       (12.3)        (1.1)       2,935.0         116.6           73.0         3,124.6
                                                                                                        2.5%
Adjusted profit from
operations                       297.9        (1.5)          -           296.4          13.2           (13.7)         295.9
                                                                                                       (4.6)%
----------------------------- ------------ ------------ ------------- ------------ ---------------- -------------- -------------

Industrial & Automotive
----------------------------- ------------ ------------ ------------- ------------ ---------------- -------------- -------------

Revenue                        2,064.6       (3.9)        (1.1)        2,059.6         29.8            74.2         2,163.6
                                                                                                        3.6%
Adjusted profit from
operations                       244.6       (0.7)          -            243.9          3.3            (6.4)         240.8
                                                                                                        (2.6)%
----------------------------- ------------ ------------ ------------- ------------ ---------------- -------------- -------------

Building Products
----------------------------- ------------ ------------ ------------- ------------ ---------------- -------------- -------------
Revenue                          883.8        (8.4)          -           875.4          86.8            (1.2)         961.0

                                                                                                        (0.1%)
Adjusted profit from
operations                        78.6        (0.9)          -            77.7           9.9            (3.8)          83.8
                                                                                                        (4.9)%
----------------------------- ------------ ------------ ------------- ------------ ---------------- -------------- -------------

Central Costs
----------------------------- ------------ ------------ ------------- ------------ ---------------- -------------- -------------

Adjusted profit from
operations                      (25.3)         0.1           -          (25.2)            -             (3.5)         (28.7)
                                                                                                        (13.9%)
----------------------------- ------------ ------------ ------------- ------------ ---------------- -------------- -------------



                                 SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              By:   Tomkins plc
                                                    (Registrant)
Date:  21 February, 2007

                                              By: /s/ Denise Patricia Burton
                                                  ----------------------------
                                              Name:  Denise Patricia Burton
                                              Title: Deputy Company Secretary